Exhibit 99.1

9 SEPTEMBER 2004

MITCHELLS & BUTLERS AT THE FOREFRONT OF POLICY ON SMOKING

Mitchells & Butlers today has announced its policy on smoking, as part of an industry-wide strategy to increase no smoking areas in the nation’s pubs. Consumer choice is the driving force behind the policy.

“The policy is the result of careful consideration of the needs of both smokers and non-smokers, and demonstrates the best way to provide choice for all of our customers,” said Tim Clarke, Chief Executive.

The policy sets out a clear intent to expand no smoking facilities. The timetable is ambitious yet practical, in order to manage potential consequences as a result of the change.

The programme will transform pubs into primarily no-smoking venues, with restricted and progressively reduced smoking areas. Smoking will be banned at the bar by the end of next year and, within the next five years, 80 % of trading floor space will become non-smoking. Over 22,500 outlets across the industry have embarked on the initiative so far representing more than a third of the UK’s bars and pubs.

Many Mitchells & Butlers outlets have already moved in the direction outlined in the policy. A vast majority of the estate operates a no smoking at the bar policy, in addition to designated no smoking areas. A review is underway to reduce the trading floor space of smoking areas.

“We feel this joint effort on behalf of the hospitality sector demonstrates our commitment to finding a progressive and deliverable solution, which upholds the principle of choice and the wishes of the general public,” said Clarke.

- ENDS -

Notes to Editors:

Mitchells & Butlers owns over 2,000 outlets and is one of the UK's leading operators of managed pubs, bars and restaurants. Our range of market-leading brands and formats include Ember Inns, O’Neill’s, Harvester, Sizzling Pub Co., All Bar One and Vintage Inns.

For more information on Mitchells & Butlers visit www.mbplc.com

1. Mitchells & Butlers commitments and timeframe

By the end of December 2005:

- No smoking at the bar

- No smoking in back of house areas

- In all premises, smoking areas to be restricted to a maximum of 65% of trading floor space, reducing progressively to a maximum 20% of floor space by the end of December 2009

- A minimum of 50% of restaurant/dining area floor space to be non-smoking

- Mitchells & Butlers will also continue to develop exclusively smoke-free venues where appropriate and practical

No Smoking at the bar - To be imposed while customers are being served and while they are standing or sitting at the bar with their drinks. Customers to be alerted that the bar is a non-smoking area through use of signage above or on the bar and by communication from staff.

No smoking in back of house - Includes all back of house areas where staff work including kitchens, cellars, storage areas, corridors, staff rooms. Does not include Licensees’ separate, private accommodation.

Dining/restaurant areas - An area exclusively used for dining or as a restaurant. In larger venues this could be a separate room or section. Customers will be advised in which areas smoking is allowed through the use of signage as appropriate.

2. For further information please contact:

Simon Ward	Public Affairs Director	Tel: 07774 907024

Kate Glover	Head of Communications	Tel: 07808 095192

Sally Ellson	PR Officer	Tel: 07808 094395